TRANSGLOBE ENERGY CORPORATION

EXERCISE OF SHARE PLAN OPTIONS AND DIRECTOR PDMR DEALINGS

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 29, 2019 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces that on March 27, 2019 Mr. Randy Neely, President and Chief Executive Officer, exercised 50,000 New Common Shares of no-par value (“New Common Shares”) under the Company’s Stock Option Plan.

Name	Position	Status	SOP Options Exercised	Shares Retained in Own Name	Shares Sold
Randy Neely	President and Chief Executive Officer	PDMR	50,000	50,000	NIL

Following this transaction, Mr. Neely’s total interest in TransGlobe shares is now as follows:

Name	Shares Held	Interest in Shares From Option Plan	Resultant Total Interest	% of Issued Share Capital
Randy Neely	103,000	50,000	153,000	0.2%

1	Details of PDMR
a)	Name	Randy Neely
2	Reason for the notification
a)	Position / status	President and Chief Executive Officer
b)	Initial notification / amendment	Initial notification
3	Details of the issuer
a)	Name	TransGlobe Energy Corporation
b)	Legal Entity Identifier	549300QMNS6BDY8UUB03
4	Details of the transaction(s)
a)	Description of the financial instrument	New Common Shares
b)	Identification code	ISIN for TransGlobe Energy Corporation Ordinary Shares: CA8936621066
c)	Nature of the transaction	Acquisition of Shares
d)	Price(s) and volume(s)	Price ($CDN) Volume
2.19 50,000
e)	Aggregated information -
	Aggregated volume -	50,000 New Common Shares
	Aggregated price	$2.19 CDN per New Common Share
f)	Date of the transaction	March 27, 2019
g)	Place of the transaction	Outside a Trading Venue

Application has been made for 50,000 New Common Shares, which will rank pari passu with the existing Common Shares, to be admitted to trading on AIM (“Admission”). Admission is expected to occur on April 3, 2019.

Following Admission, the total number of voting rights in the Company will be 72,542,071 Common Shares. This number may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company.

This notification is made under article 19.1 of the Market Abuse Regulation ("MAR") and relates to exercising of nil-cost options to Persons Discharging Managerial Responsibilities ("PDMR") on March 27, 2019 under the Company's Stock Option Plan ("SOP") and to PDMRs buying shares. This announcement is made in accordance with Article 19.3 of MAR.

About TransGlobe

TransGlobe Energy Corporation is a cash flow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact: Investor Relations Telephone: +1 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com

TransGlobe Energy	Via FTI Consulting
Randy Neely, President and Chief Executive Officer
Eddie Ok, Chief Financial Officer

Canaccord Genuity (Nomad & Joint Broker)	+ 44 0 20 7523 8000
Henry Fitzgerald-O'Connor
James Asensio

GMP First Energy (Joint Broker)	+44 0 207 448 0200
Jonathan Wright

FTI Consulting (Financial PR)	+44 0 203 727 1000
Ben Brewerton	transglobeenergy@fticonsulting.com
Genevieve Ryan